January 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re: AdTheorent Holding Company, Inc.

Registration Statement on Form S-1

File No. 333-262201 (the “Registration Statement”)

Mr. Austin:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, AdTheorent Holding Company, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on January 31, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company hereby authorizes Teri O’Brien of Paul Hastings LLP to orally modify or withdraw this request for acceleration. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

Please call Teri O’Brien of Paul Hastings LLP at (858) 485-3031 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,
ADTHEORENT HOLDING COMPANY, INC.

By:	/s/ James Lawson
Name: James Lawson
Title: Chief Executive Officer

cc:	Teri O’Brien
Paul Hastings LLP